SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited
consolidated financial results for the six (6) months
ended June 30, 2014; and
Cash dividend declaration on the Company’s Common Stock
and Series IV Cumulative Non-Convertible Redeemable
Preferred Stock.

Exhibit 1

August 5, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2014.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

August 5, 2014

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2014.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,946
As of June 30, 2014	N/A	N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.
Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 5, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

1H14 CORE NET INCOME AT P19.8 BILLION, UP P0.4 BILLION OR 2%
REPORTED NET INCOME AT P20.0 BILLION, HIGHER BY P0.3 BILLION

REGULAR DIVIDEND PAYOUT RATE INCREASED TO 75% OF CORE INCOME
INTERIM DIVIDEND OF P69 PER SHARE DECLARED

CONSOLIDATED SERVICE REVENUES OF P82.5 BILLION, 2% HIGHER
CONSOLIDATED BROADBAND REVENUES RISE 22% TO P15.4 BILLION

CONSOLIDATED EBITDA AT P38.2 BILLION
EBITDA MARGIN AT 46%
FREE CASH FLOW AT P18.1 BILLION

PLDT GROUP SUBSCRIBER BASE NOW 74.7 MILLION
CELLULAR SUBSCRIBER BASE AT 68.9 MILLION
POSTPAID SUBSCRIBER BASE RISE 8% FROM YE13 TO 2.6 MILLION

TOTAL BROADBAND SUBSCRIBERS AT 3.6 MILLION, UP 6%
FROM END 2013

•	Consolidated Core Net Income of P19.8 billion for 1H14, up 2% or P0.4billion higher than P19.4 billion in 2013

•	Reported Net Income for 1H14 of P20.0 billion, P0.3 billion or 2% higher than P19.7 billion in 2013

•	Interim dividend of P69 per share declared representing 75% of Core EPS and reflecting increased regular dividend payout

•	Consolidated service revenues rose 2% or P1.5 billion to P82.5 billion

•	Consolidated EBITDA down 4% at P38.2billion; consolidated EBITDA margin dips to 46% of service revenues

•	Consolidated free cash flow declines to P18.1 billion for 1H14

•	Cellular subscriber base at 68.9 million

•	Total broadband subscribers at 3.6 million; aggregate revenue contribution from broadband, data and internet services at P15.4 billion for 1H14, 22% higher than last year

•	Data revenues for fixed line now account for 53% of fixed line revenues and 15% for wireless

•	2014 capex of P31-32 billion, to remain below 20% of service revenues

MANILA, Philippines, 5th August 2014 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first six months of 2014 with Consolidated Core Net Income, before exceptional items, amounting to P19.8 billion, 2% or P0.4 billion higher than the P19.4 billion recorded in the same period in 2013. The increase was due mainly to higher service revenues and equity share in earnings of subsidiaries, and lower financing costs.

Reported Net Income, after reflecting exceptional transactions for the period, grew 2% to P20.0 billion, from P19.7 billion in the same period in 2013, as a result of the rise in core net income, the increase in foreign exchange and derivative gains, and the retroactive effect of the adoption of revised Philippine Accounting Standard 19.

EBITDA margin for the period was at 46%, higher than 45% in the second half of 2013. Consolidated EBITDA for the first half of 2014 was 4% lower at P38.2 billion compared with the same period last year as the increase in service revenues was offset by higher cash operating expenses and subsidies.

Consolidated service revenues for the first six months of 2014 grew 2% to P82.5 billion, as revenues from the data and broadband business more than offset the declines from international and national long distance streams.

Earlier today, the Company’s Board of Directors approved the amendment of the Company’s dividend policy increasing the regular dividend payout from 70% to 75% of core earnings. Reflecting this change in policy, PLDT declared an interim dividend of P69 per share equivalent to 75% of 1H14 Core Income.

“For the past seven years, we have maintained an unprecedented dividend payout of 100% of our core earnings, based on a payout rate of 70% for regular dividends and an additional 30% in special dividends. The decision to increase our minimum dividend payout ratio to 75% attests to our confidence in the Company’s ability to sustain strong free cash flows without affecting our ability to continue making the necessary investments to maintain and indeed grow PLDT’s businesses,” stated Manuel V. Pangilinan, PLDT Chairman.

Consolidated free cash flow for the first six months of the year remained robust at P18.1 billion. Consolidated capital expenditures for the period amounted to P8.1 billion, P3.3 billion higher than the capex for the same period in 2013. Ongoing network initiatives include the continued expansion of 3G and LTE coverage, as well as, the increase in fiber footprint. As well, our network infrastructure is being reconfigured and reinforced to better withstand severe weather disturbances. Capital expenditures for 2014 are projected to be in the range of P31 — P32 billion, or 18-20% of service revenues.

The Group’s consolidated net debt stood at US$1.8 billion as at 30th June 2014, with net debt to EBITDA at 1.05x. Gross debt amounted to US$2.8 billion. The Company’s debt maturities continue to be well spread out, with over 70% due in and after 2017, including P15.0 billion of fixed rate retail bonds issued in January 2014. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 44%. Taking into account our peso borrowings, our hedges and our U. S. dollar cash holdings, only 32% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT was the first Philippine company to be rated “investment grade” by all three major international ratings agencies.

“The ongoing structural shift in our revenue mix continues to impact our performance. Our “growing” revenues, or those from our data businesses, are now larger than those from our legacy businesses. In addition, SMS revenues continue to be pressured by the growth of OTT messaging services. We are also seeing the ascent of the postpaid business, which bodes well for data adoption, but generates lower margins vis-à-vis prepaid. These forces, expected to persist for the near-term, will likely moderate consolidated revenue growth and soften EBITDA margins,“ explained Napoleon L Nazareno, President and CEO of PLDT and Smart

Cellular

Wireless subsidiaries Smart Communications, Inc (“Smart”) and Digitel Mobile (“Digitel”) together continue to lead the industry in terms of both revenues and subscribers. Wireless service revenues of P57.9 billion for the first half of 2014 were slightly ahead of the P57.6 billion recognized in the same period last year, reflecting the continued growth of non-SMS data and the growth in cellular voice revenues.

Postpaid revenues now account for 20% of total cellular revenues, having grown 14% to P10.4 billion at the end of June 2014.

The PLDT Group’s total cellular subscriber base at the end of June 2014 was 68.9 million subscribers, broken down as follows: Smart had 25.6 million subscribers under its mainstream Smart brands; value brand Talk ‘N Text ended with 28.1 million subscribers; and there were 15.3 million Sun Cellular subscribers.

The Group’s combined postpaid cellular subscriber base grew by over 179,000, rising to about 2.6 million at the end of the period, while the combined prepaid base stood at 66.3 million.

Broadband

Total broadband, data and internet revenues for the first six months of 2014 totaled P15.4 billion, a 22% growth year-on-year; broadband and internet now account for 19% of total Group’s service revenues. Wireless broadband revenues, exclusive of mobile Internet revenues, increased by 7% to P4.9 billion, compared with the P4.6 billion recorded last year. Moreover, mobile Internet usage continues to grow strongly, with mobile Internet revenues increasing by 77% to P3.7 billion in the first half of 2014 from P2.1 billion in 2013.

PLDT Group fixed broadband businesses generated P6.7 billion in revenues for the first half of 2014, up 13% from P5.9 billion in the same period in 2013.

The Group’s combined broadband subscriber base was 3.6 million at the end of June 2014. Smart Broadband, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of over 2.1 million at the end of the period, about 1.5 million of whom were on Smart Broadband’s prepaid service. In addition, Sun Cellular had a wireless broadband subscriber base of over 540,000. Meanwhile, PLDT’s fixed broadband subscribers increased by 7% from the end of 2013, bringing the total fixed broadband subscriber base to just over one million for the first half of 2014, and now represent 47% of the fixed line subscriber base.

“The market is beginning to see the influx of lower cost smartphones which can only increase penetration and data usage. Over 20% of our subscriber base now own a smartphone and mobile Internet usage surged 121% in the first half of the year to over 15,000 Terabytes. We are now directing our efforts to stimulating data usage amongst prepaid subscribers,” said Orlando B. Vea, Smart Chief Wireless Adviser.

Fixed Line

Fixed line service revenues for the first six months of 2014, net of interconnection costs, increased to P28.1 billion, or 6%, from P26.5 billion in the same period last year. PLDT data and fixed broadband revenues, representing 53% of total fixed line revenues, continued to grow on the back of a 14% increase in fixed broadband revenues, a 7% rise in corporate data and other network services, and an 18% increase in data center revenues. Combined ILD and NLD businesses of PLDT, representing 14% of fixed line revenues, declined by 6%. LEC revenues, which now only accounts for 29% of total fixed line revenues, were higher by 1% at P8.2 billion.

The fixed line subscriber base reached about 2.2 million at the end of June 2014, over 47% of whom have fixed broadband subscriptions.

“Our Fixed Line Business continues to be a star performer, bucking global trends, as business and revenues from our retail and corporate customers proceed to grow at a steady pace,” declared Nazareno,

Conclusion

“We recognize the present state of flux of our businesses and thus proceed to optimize efforts in pushing the growing segments, managing the stable ones, while long-tailing our legacy businesses. It is clear our future lies in the broadband/data and Internet space, evidenced in our numbers this year, and in recent past years. In this regard, we are reviewing a number of exciting opportunities in this space and would anticipate making an announcement soon,” concluded Pangilinan.

	PLDT Consolidated
	Six Months Ended June 30,			Three Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
	(Unaudited)			(Unaudited)
Service revenues	82,530	81,037	2%	41,313	41,069	1%

Total revenues	85,428	83,001	3%	42,885	42,041	2%
Expenses	62,515	59,105	6%	32,138	30,065	7%
Income before income tax	26,236	22,538	16%	14,099	10,807	30%
Provision for income tax	6,235	4,677	33%	3,490	2,008	74%
Net income – attributable to equity holders of PLDT	20,023	19,707	2%	10,644	10,529	1%

Continuing Operations	20,023	17,844	12%	10,644	8,791	21%
Discontinued Operations	–	1,863	(100%)	–	1,738	(100%)
Core net income(a)	19,834	19,395	2%	10,072	9,815	3%

Continuing Operations	19,834	19,494	2%	10,072	10,038	–
Discontinued Operations	–	(99)	(100%)	–	(223)	(100%)
EPS (based on net income — attributable to equity holders of PLDT)
EPS, Basic	92.54	91.09	2%	49.20	48.67	1%
EPS, Diluted	92.54	91.09	2%	49.20	48.67	1%
EPS (based on Core Net Income)
EPS, Basic	91.66	89.64	2%	46.54	45.36	3%
EPS, Diluted	91.66	89.64	2%	46.54	45.36	3%

(a)	Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, PAS 19 adjustments on MRP costs

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at June 30,	As at December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment	186,394	192,665
Investments in associates, joint ventures and deposits	43,451	41,310
Available-for-sale financial investments	222	220
Investment in debt securities and other long-term investments – net of current portion	2,576	2,643
Investment properties	1,216	1,222
Goodwill and intangible assets	73,490	73,918
Deferred income tax assets – net	14,487	14,181
Derivative financial assets	26	24
Prepayments – net of current portion	3,122	3,031
Advances and other noncurrent assets – net of current portion	4,881	2,761

Total Noncurrent Assets	329,865	331,975

Current Assets
Cash and cash equivalents	42,867	31,905
Short-term investments	1,059	718
Trade and other receivables	19,040	17,564
Inventories and supplies	3,530	3,164
Derivative financial assets	–	10
Current portion of investment in debt securities and other long-term investments	1,043	–
Current portion of prepayments	5,633	6,054
Current portion of advances and other noncurrent assets	8,115	8,248

Total Current Assets	81,287	67,663
TOTAL ASSETS	411,152	399,638

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,535	130,562
Retained earnings	17,899	22,968
Other comprehensive income	(13,432)	(11,481)
Total Equity Attributable to Equity Holders of PLDT	130,100	137,147
Noncontrolling interests	165	179

TOTAL EQUITY	130,265	137,326

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	108,970	88,930
Deferred income tax liabilities – net	4,256	4,437
Derivative financial liabilities	1,820	1,869
Customers’ deposits	2,475	2,545
Pension and other employee benefits	15,181	13,439
Deferred credits and other noncurrent liabilities	19,377	22,045

Total Noncurrent Liabilities	152,079	133,265

Current Liabilities
Accounts payable	30,864	34,882
Accrued expenses and other current liabilities	79,259	74,256
Current portion of interest-bearing financial liabilities	14,031	15,171
Provision for claims and assessments	897	897
Dividends payable	1,015	932
Derivative financial liabilities	105	105
Income tax payable	2,637	2,804

Total Current Liabilities	128,808	129,047
TOTAL LIABILITIES	280,887	262,312

TOTAL EQUITY AND LIABILITIES	411,152	399,638

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Six Months and For the Three Months Ended June 30, 2014 and 2013
(in million pesos, except earnings per common share amounts which are in pesos)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)
REVENUES
Service revenues	82,530	81,037	41,313	41,069
Non-service revenues	2,898	1,964	1,572	972

	85,428	83,001	42,885	42,041

EXPENSES
Depreciation and amortization	14,490	14,532	7,285	7,304
Compensation and employee benefits	10,443	10,858	5,283	5,102
Repairs and maintenance	7,111	6,534	3,627	3,233
Cost of sales	6,925	5,538	3,476	3,127
Interconnection costs	5,277	5,356	2,614	2,779
Selling and promotions	4,928	4,285	2,815	2,363
Professional and other contracted services	3,383	2,832	1,765	1,429
Rent	3,243	2,851	1,705	1,374
Taxes and licenses	1,947	1,741	1,026	829
Asset impairment	1,421	1,391	784	789
Communication, training and travel	1,135	1,063	573	551
Insurance and security services	906	843	458	421
Amortization of intangible assets	574	453	288	251
Other expenses	732	828	439	513

	62,515	59,105	32,138	30,065

	22,913	23,896	10,747	11,976

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	2,083	1,505	1,367	952
Foreign exchange gains (losses) – net	459	(1,922)	1,194	(2,135)
Interest income	395	485	203	189
Gains (losses) on derivative financial instruments – net	(164)	448	(351)	425
Financing costs – net	(2,498)	(3,327)	(1,174)	(1,723)
Other income – net	3,048	1,453	2,113	1,123

	3,323	(1,358)	3,352	(1,169)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	26,236	22,538	14,099	10,807
PROVISION FOR INCOME TAX	6,235	4,677	3,490	2,008

NET INCOME FROM CONTINUING OPERATIONS	20,001	17,861	10,609	8,799
NET INCOME FROM DISCONTINUED OPERATIONS	–	1,863	–	1,738

NET INCOME	20,001	19,724	10,609	10,537

ATTRIBUTABLE TO:
Equity holders of PLDT	20,023	19,707	10,644	10,529
Noncontrolling interests	(22)	17	(35)	8

	20,001	19,724	10,609	10,537

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	92.54	91.09	49.20	48.67
Diluted	92.54	91.09	49.20	48.67

Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	92.54	82.47	49.20	40.63
Diluted	92.54	82.47	49.20	40.63

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

August 5, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

August 5, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,946 As of June 30, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 5, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on August 5, 2014, the Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2014, which are sufficient to cover the total amount of dividends declared:

a.	Regular dividend of ?69.00 per outstanding share of the Company’s Common Stock, payable on September 26, 2014 to the holders of record on August 28, 2014; and

b.	?12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2014, payable on September 15, 2014 to the holder of record on August 20, 2014.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By:
/s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 5, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 5, 2014